U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Chavkin                         Arnold                  L.
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   (Last)                           (First)             (Middle)
Chase Equity Associates, LLC ("CEA, LLC")(FN's 1,2)
c/o Chase Capital Partners
380 Madison Avenue-12th Floor
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                                    (Street)

New York                        New York                10017
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   (City)                           (State)              (Zip)

R&B Falcon Corporation ("FLC")
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


February 2000
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4.   Statement for Month/Year


March 9, 2000
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                            N/A           N/A             N/A         N/A    N/A      10,621         D
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Common Stock                            N/A           N/A             N/A         N/A    N/A      656,444        I         (FN 1)
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Senior Cumulative Redeemable
Preferred Stock                         4/23/99       P               25,000      A      $840.05  25,935         I         (FN 1)
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Senior Cumulative Redeemable
Preferred Stock                         8/1/99        J (FN 3)        935         A      N/A      25,935         I         (FN 1)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                    2.                                                                                     Deriv-    of
                    Conver-                    5.                                7.                        ative     Deriv-  11.
                    sion                       Number of                         Title and Amount          Secur-    ative   Nature
                    or                         Derivative    6.                  of Underlying    8.       ities     Secur-  of
                    Exer-             4.       Securities    Date                Securities       Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and     (Instr. 3 and 4) of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount   ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or       Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number   ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date      Title    Shares   5)       4)        4)      4)
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                                                                                Common
Warrants             $9.50    4/23/99  P        25,000        Immed    5/1/09   Stock    875,000  159.95   25,000    I       (FN 1)
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Explanation of Responses:

(1) A portion of the amounts shown may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), which is the manager, by delegation, of Chase Equity Associates, LLC ("CEA, LLC") pursuant to an advisory agreement with CEA, LLC's sole member, CCP-CMC Consolidating, LLC ("Consolidating"). The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to variables, including internal rate of return and vesting of interests with-in CCP and CEA, LLC.

(2) Prior to an internal reorganization effective as of January 1, 2000, the securities were beneficially owned by Chase Equity Associates, LP
    ("CEA, LP"). The internal reorganization changed CEA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(3) Payable in kind dividend grant.

 /s/ Arnold L. Chavkin                                          6/9/00
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     Arnold L. Chavkin                                          Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.